UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM 15-12G/A

    Withdrawal of Certification and Notice of Withdrawal of Registration
      under Section 12 (g) Of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15 (d) of the
                   Securities Exchange Act of 1934.

                    Commission File Number: 0-16339

                    Technology General Corporation
          ______________________________________________________
          (Exact name of registrant as specified in its charter)


        12 Cork Hill Road  Franklin, New Jersey 07416  (973) 827-4143
        _____________________________________________________________
             (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


Common Stock, Par Value $.001 Per Share

________________________________________________________
(Title of each class of securities covered by this Form)


None
________________________________________________________
(Title of all other classes of securities for which a duty to file reports under Section 13 (a) or 15 (d) remains)


We filed a Form 15 on Aug. 9th 2000. In this regard, we are hereby withdrawing the above filing because the latter filing was inadvertently filed in error by an unauthorized person within our Company.

Since filing the Form 15 withdrawal in error the Company has completed and submitted via the Edgar process all current 10Q reports which brings our records current.



Approximate number of holders of record as of the certification or notice date:

458 holders of Common Stock; 19 holders of Class A Common Stock.
________________________________________________________________

We continue to be subject to the Securities and Exchange Act of 1934. Further we acknowledge that we must maintain on a current basis all reporting requirements in order to maintain our NASDAQ status.

Pursuant to the requirements of the Securities Exchange Act of 1934, Technology General Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

 TECHNOLOGY GENERAL CORPORATION

 Date: January 11,2001
 By: /s/  Charles J. Fletcher
 ---------------------------------
 Name:  Charles J. Fletcher
 Title:     President/Chairman


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